UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
OCEANAUT, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)
675227102
(CUSIP Number)
OCTOBER 24, 2008
(Date of event which requires filing of this statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Page 1 of 16 Pages

CUSIP No.	675227102	Page	2	of	16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Integrated Core Strategies (US) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,264,220

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

1,264,220

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,264,220

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.2%

12	TYPE OF REPORTING PERSON **

OO

CUSIP No.	675227102	Page	3	of	16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Millenco LLC 13-3532932

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%

12	TYPE OF REPORTING PERSON **

OO, BD
** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	675227102	Page	4	of	16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cognizant Holdings, Ltd. 98-0515551

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		35,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

35,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.1%

12	TYPE OF REPORTING PERSON **

CO
** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	675227102	Page	5	of	16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Millennium International Management GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		35,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

35,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.1%

12	TYPE OF REPORTING PERSON **

OO
** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	675227102	Page	6	of	16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Millennium International Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		35,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

35,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.1%

12	TYPE OF REPORTING PERSON **

OO
** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	675227102	Page	7	of	16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Millennium Management LLC 13-3804139

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,299,220

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

1,299,220

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,299,220

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.3%

12	TYPE OF REPORTING PERSON **

OO
** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	675227102	Page	8	of	16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Israel A. Englander

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,299,220

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

1,299,220

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,299,220

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.3%

12	TYPE OF REPORTING PERSON **

IN
** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	675227102	Page	9	of	16 Pages
Explanatory Note:
This amendment is being filed to (i) report the transfer of 1,264,220 shares held by Millenco LLC to Integrated Core Strategies (US) LLC, each of which is a wholly-owned subsidiary of the same entity, as a result of which Integrated Core Strategies may be deemed to beneficially own those shares of Common Stock and (ii) to report other changes as set forth in this filing. See Item 4 for a description of these entities.
Item 1.
(a) Name of Issuer
     Oceanaut, Inc., a company incorporated under the laws of the Republic of the Marshall Islands (the “Company”).
(b) Address of Issuer’s Principal Executive Offices:
17th Km National Road Athens-Lamia & Finikos Street
Nea Kifisia, Athens–Greece
145 64
Item 2(a). Name of Person Filing
Item 2(b). Address of Principal Business Office
Item 2(c). Citizenship
Integrated Core Strategies (US) LLC
c/o Millennium Management LLC
666 Fifth Avenue
New York, New York 10103
Citizenship: Delaware
Millenco LLC
666 Fifth Avenue
New York, New York 10103
Citizenship: Delaware
Cognizant Holdings, Ltd.
666 Fifth Avenue
New York, New York 10103
Citizenship: Cayman Islands
Millennium International Management GP LLC
666 Fifth Avenue
New York, New York 10103
Citizenship: Delaware
Millennium International Management LP
666 Fifth Avenue
New York, New York 10103
Citizenship: Delaware
Millennium Management LLC
666 Fifth Avenue
New York, New York 10103
Citizenship: Delaware

CUSIP No.	675227102	Page	10	of	16 Pages
Israel A. Englander
c/o Millennium Management LLC
666 Fifth Avenue
New York, New York 10103
Citizenship: United States
(d) Title of Class of Securities
     common stock, par value $0.0001 per share (“Common Stock”)
(e) CUSIP Number
     675227102
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount Beneficially Owned
     As of the date of this filing, Integrated Core Strategies (US) LLC, a Delaware limited liability company (“Integrated Core Strategies”) may be deemed to be the beneficial owner of 1,264,220 shares of Common Stock. Also as of the date of this filing Cognizant Holdings, Ltd., an exempted limited company organized under the laws of the Cayman Islands,(“Cognizant Holdings”) may be deemed to be the beneficial owner of 35,000 shares of Common Stock. Integrated Core Strategies also holds 724,642 warrants of the Company (“Warrants”).

CUSIP No.	675227102	Page	11	of	16 Pages
Each Warrant entitles the holder to purchase one share of common stock at an exercise price of $6.00. Each warrant will become exercisable upon the later of the Company’s completion of a Business Combination, or March 1, 2008, and will expire on March 1, 2012. In certain cases, the Warrants and Common Stock are part of the Company’s units.
     Also, as of the date of this filing Millenco LLC, a Delaware limited liability company (“Millenco”) (formerly known as Millenco, L.P.) has ceased to be the beneficial owner of any shares of Common Stock.
     Millennium Management LLC, a Delaware limited liability company (“Millennium Management”) is the general partner of Integrated Holdings Group LP, a Delaware limited partnership (“Integrated Holding Group”), which is the managing member and 100% owner of Integrated Core Strategies and consequently may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies. Millennium Management is also the general partner of Integrated Holdings Group, which is the 100% owner of Cognizant Holdings and consequently may be deemed to have shared voting control and investment discretion over securities owned by Cognizant Holdings. Millennium International Management LP, a Delaware limited partnership (“Millennium International Management”) is the investment manager to Cognizant Holdings, and consequently may be deemed to have voting control and investment discretion over securities owned by Cognizant Holdings. Millennium International Management GP LLC, a Delaware limited liability company (“Millennium International Management GP”) is the general partner of Millennium International Management, and consequently may be deemed to have shared voting control and investment discretion over securities deemed to be beneficially owned by Millennium International Management. Israel A. Englander (“Mr. Englander”) is the managing member of Millennium Management and Millennium International Management GP. As a result, Mr. Englander may be deemed to have shared voting control and investment discretion over securities deemed to be beneficially owned by Millennium Management and Millennium International Management.
     The foregoing should not be construed in and of itself as an admission by Millennium Management, Integrated Holding Group, Millennium International Management, Millennium International Management GP, or Mr. Englander as to beneficial ownership of the securities owned by Integrated Core Strategies or Cognizant Holdings, as the case may be.
(b) Percent of Class
     5.3% of the Company’s Common Stock (see Item 4(a) above), which percentage was calculated based on 24,562,500 shares of Common Stock outstanding as of May 12, 2008, as disclosed by the Company in its Form 10-Q, dated May 14, 2008.
(c) Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

-0-

(ii)	Shared power to vote or to direct the vote

1,299,202

(iii)	Sole power to dispose or to direct the disposition of

-0-

(iv)	Shared power to dispose or to direct the disposition of

1,299,202

CUSIP No.	675227102	Page	12	of	16 Pages
Item 5. Ownership of Five percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.
     See Item 4(a).
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
     Not applicable.
Item 8. Identification and Classification of Members of the Group
     See Exhibit I.
Item 9. Notice of Dissolution of Group
     Not applicable.
Item 10. Certification
By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits:
Exhibit I: Joint Filing Agreement, dated as of November 3, 2008, by and among Integrated Core Strategies (US) LLC, Millenco LLC, Cognizant Holdings, Ltd., Millenium International Management GP LLC, Millennium International Management LP, Millennium Management LLC and Israel A. Englander.

CUSIP No.	675227102	Page	13	of	16 Pages
SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated: November 3, 2008

INTEGRATED CORE STRATEGIES (US) LLC

By:	Integrated Holding Group LP
its managing member

By:	Millennium Management LLC
its general partner

By:	/s/ David Nolan

Name: David Nolan
Title: Co-President

COGNIZANT HOLDINGS, LTD.

By:	Millennium International Management LP,
its investment manager

By:	/s/ David Nolan

Name: David Nolan
Title: Co-President

MILLENNIUM INTERNATIONAL MANAGEMENT LP

By:	/s/ David Nolan

Name: David Nolan
Title: Co-President

MILLENNIUM INTERNATIONAL MANAGEMENT GP LLC

By:	/s/ David Nolan

Name: David Nolan
Title: Executive Vice President

MILLENCO LLC

By:	/s/ Mark Meskin

Name: Mark Meskin
Title: Chief Executive Officer

CUSIP No.	675227102	Page	14	of	16 Pages

MILLENNIUM MANAGEMENT LLC

By:	/s/ David Nolan

Name: David Nolan
Title: Co-President

/s/ Israel A. Englander by David Nolan

pursuant to Power of Attorney
filed with SEC on June 6, 2005

Israel A. Englander

CUSIP No.	675227102	Page	15	of	16 Pages
EXHIBIT I
JOINT FILING AGREEMENT
This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, par value $0.0001 per share, of Oceanaut, Inc., a company incorporated under the laws of the Republic of the Marshall Islands, will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
Dated: November 3, 2008

INTEGRATED CORE STRATEGIES (US) LLC

By:	Integrated Holding Group LP
its managing member

By:	Millennium Management LLC
its general partner

By:	/s/ David Nolan

Name: David Nolan
Title: Co-President

COGNIZANT HOLDINGS, LTD.

By:	Millennium International Management LP,
its investment manager

By:	/s/ David Nolan

Name: David Nolan
Title: Co-President

MILLENNIUM INTERNATIONAL MANAGEMENT LP

By:	/s/ David Nolan

Name: David Nolan
Title: Co-President

MILLENNIUM INTERNATIONAL MANAGEMENT GP LLC

By:	/s/ David Nolan

Name: David Nolan
Title: Executive Vice President

CUSIP No.	675227102	Page	16	of	16 Pages

MILLENCO LLC

By:	/s/ Mark Meskin

Name: Mark Meskin
Title: Chief Executive Officer

MILLENNIUM MANAGEMENT LLC

By:	/s/ David Nolan

Name: David Nolan
Title: Co-President

/s/ Israel A. Englander by David Nolan

pursuant to Power of Attorney
filed with SEC on June 6, 2005

Israel A. Englander